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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                          Commission File No. 001-15043


(Check one): [ x ] Form 10-QSB

For period ended: December 31, 2001


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.


                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: C-3D DIGITAL, INC.

Former Name if applicable: CHEQUEMATE INTERNATIONAL, INC.

Address of principal executive office: 10 UNIVERSAL CITY PLAZA, SUITE 1100

City, State and Zip Code: UNIVERSAL CITY, CA 91608.

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                                     PART II

                            RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Registrant and its accountants have not been able to compile the requisite financial data and other narrative information necessary to enable the Registrant to finalize and complete its Form 10-QSB by February 14, 2002, the required filing date. As a result additional time is required before the Registrant will have the necessary information to complete and file the Form 10-QSB. Registrant expects to file its Form 10-QSB on or before February 19, 2002.


                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     CHANDOS MAHON                                818-509-6262
       (Name)                             (Area Code)  (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
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If the answer is no, identify report(s).

                                                      [x]  Yes          [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ]  Yes          [x]  No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               C-3D DIGITAL, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                        C-3 DIGITAL, INC.


Date   2/14/2002                        By /s/ Chandos Mahon
     ----------------------               ---------------------------------
                                            Chandos Mahon
                                            Chief Executive Officer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).